Ecopetrol’s Board of Directors approved framework for the Potential Issuance and Placement of Common Stock

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“the Company”), informs that during the session held on Friday August 27, 2021, its Board of Directors approved the framework for the Third Round of the Program for the Issuance and Placement of Common Stock (“the Program”), in accordance with Law 1118 of 2006 (“Law 1118”). The Program as well as the rest of documentation required by Colombian law, will be submitted to the Colombian Superintendence of Finance for its review and approval.

As provided by Law 1118 of 2006, to the extent any potential public offerings of Common Stock are carried out under the Program, the Nation (Colombia) will maintain at least 80% of the common equity interest of Ecopetrol.

The Program contemplates a 5-year, term during which the Company may carry out one or more public offerings of Common Stock with a specific purpose to finance its energy transition plan, including: (i) organic growth projects, (ii) inorganic growth opportunities and (iii) strengthening Ecopetrol's balance sheet and/or reducing its indebtedness.

The approvals by the Board of Directors of Ecopetrol and, when granted, by the Colombian Superintendence of Finance, related to the Program, provide optionality for its capital structure to finance the development of its energy transition strategy. However, such approvals do not imply any commitment or obligation on the Company to issue Common Stock. Any public offering of Common Stock under the Program will be subject to favorable market conditions.

The Company’s Board of Directors delegated to Ecopetrol’s CEO the authority to conduct the necessary procedures to conclude the authorization process of the Program, in accordance with the Company’s statutory provisions.

Bogotá D.C., August 27, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it accounts for more than 60% of hydrocarbon production, and most of the hydrocarbon transportation, logistics, and refining systems, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, management of real-time systems (XM) and the Concesión Costera Barranquilla - Cartagena. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico, and through ISA and its subsidiaries it has leading positions in the transmission business in Brazil, Chile, Peru and Bolivia, in road concessions in Chile, and in telecommunications. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

The filing of the documentation for the Program in Colombia as described in this report is not and does not purport to constitute a securities offering in the United States of America as securities may not be offered or sold in the United States unless they are registered with the SEC, or are exempt from such registration.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone : +571-234-5190

Email : investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Phone : + 571-234-4329

Email : mauricio.tellez@ecopetrol.com.co